# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CCH Holdings Ltd, CIK 0002074123
CUSIP: G1993F106
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: c/o No. 1, Jalan Perda Jaya, Kawasan, Perniagaan Perda Jaya, Bukit Mertajam, Pulau Pinang, Malaysia (N8), 14000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002113147

## Reporting persons
- Goh Kok Foong: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 9,720,000; shared voting power 0; sole dispositive power 9,720,000; shared dispositive power 0; aggregate amount beneficially owned 9,720,000 (44.28% of the class)
  Comment: (1) Represents 9,720,000 ordinary shares of the Issuer (as defined below) directly held by Mr. Goh Kok Foong.
  
  (2) Calculation of the percentage is based on 21,950,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2025.

## Item 1. Issuer
Name of issuer: CCH Holdings Ltd
Address of issuer's principal executive offices: No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000 Bukit Mertajam, Pulau Pinang, Malaysia

## Item 2. Person Filing
Name of person filing: Goh Kok Foong
Address of principal business office or, if none, residence: c/o No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000 Bukit Mertajam, Pulau Pinang, Malaysia
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference. Calculation of the percentage is based on 21,950,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2025.
Sole power to vote or to direct the vote: The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Goh Kok Foong: /s/ Goh Kok Foong, Goh Kok Foong (02/25/2026)